May 22, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re:  The Hartford Financial Services Group, Inc. (the “Company”)
        Form 10-K for fiscal year ended December 31, 2005
        File No. 001-13958
Dear Mr. Rosenberg:
This letter relates to your May 10, 2006 letter providing comments from the Securities and Exchange Commission staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing referenced above, among others, as set forth in the letter. Pursuant to conversations with the Staff, the Company will provide its response to the comments in this letter on or before June 9, 2006.
Sincerely yours,
THE HARTFORD FINANCIAL SERVICES
GROUP, INC.
By:  /s/ Richard G. Costello
Richard G. Costello
Vice President and
Corporate Secretary